United States securities and exchange commission logo





                              March 15, 2022

       Scott Golenbock, Esq.
       Milbank LLP
       55 Hudson Yards
       New York, NY
       10001

                                                        Re: Houghton Mifflin
Harcourt Company
                                                            Schedule TO-T
                                                            Filed March 7, 2022
by Harbor Purchaser Inc. and Harbor Holding Corp.
                                                            File No. 005-87720

       Dear Mr. Golenbock:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Offer to Purchase

       General

   1. With a view toward revised disclosure, please explain the purpose of the Inside Date
                                                        Condition and the
implications such condition has on the timing of the offer period. Such explanation (and
associated revised disclosure) should address, among other things, the fact that the April 7
Inside Date falls after the scheduled expiration of the Offer.
   2. Based on the Debt Commitment Letter attached as Exhibit (b)(1), it appears that the Inside
                                                        Date Condition is
related to debt financing for the transaction. If that is indeed the case, please justify the
disclosure that states, on multiple occasions, that the Offer    is not
                                                        subject to any
financing condition.
   3. Please confirm that the offer will remain open for a minimum of five business days from the date a waiver of
the Inside Date Condition is first published, sent or given to stockholders.
 Scott Golenbock, Esq.
55 Hudson Yards
March 15, 2022
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameScott Golenbock, Esq.                      Sincerely,
Comapany Name55 Hudson Yards
                                                             Division of
Corporation Finance
March 15, 2022 Page 2                                        Office of Mergers
and Acquisitions
FirstName LastName